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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No.1)*


                                 FINANTRA CAPITAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   317709103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Jeffrey G. Klein
                               23123 State Road 7
                                   Suite 350B
                           Boca Raton, Florida 33428
                                 (561) 470-9010
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 13, 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                        (Continued on following page(s))

CUSIP No. 317709103                 13D
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Blue-Lake Capital Corp.               650703836
       Michelle Tucker A/C/F Shayna Tucker   595782061
       Michelle Tucker A/C/F Montana Tucker  593296018
       Michelle Tucker                       261968197
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [x ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                        [  ]

       NA
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       All individuals are United States Citizens. Blue Lake Capital Corp. is a Florida corporation.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            Blue-Lake Capital Corp.                       164,060
                       Michelle Tucker A/C/F Shayna Tucker            19,150
                       Michelle Tucker A/C/F Montana Tucker           19,150
                       Michelle Tucker                                40,300
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             There is no Shared voting power amongst the reporting
                       persons.
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             Blue-Lake Capital Corp.                       164,060
                       Michelle Tucker A/C/F Shayna Tucker            19,150
                       Michelle Tucker A/C/F Montana Tucker           19,150
                       Michelle Tucker                                40,300
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       There is no Shared dispositive power amongst the
                       reporting persons.
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       Blue-Lake Capital Corp.                       164,060
       Michelle Tucker A/C/F Shayna Tucker            19,150
       Michelle Tucker A/C/F Montana Tucker           19,150
       Michelle Tucker                                40,300
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

                                                                      [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Blue-Lake Capital Corp.                       .02%
       Michelle Tucker A/C/F Shayna Tucker           .003%
       Michelle Tucker A/C/F Montana Tucker          .003%
       Michelle Tucker                               .006%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       Blue-Lake Capital Corp.                       Corporation
       Michelle Tucker A/C/F Shayna Tucker           Individual
       Michelle Tucker A/C/F Montana Tucker          Individual
       Michelle Tucker                               Individual
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D


Item 1.  Security and Issuer

         FINANTRA CAPITAL, INC.
         Common Stock
         1100 Ponce de Leon Boulevard
         Coral Gables, Florida 33134

Item 2.  Identity and Background

         1.    (a)  Blue Lake Capital Corp.
               (b)  902 Clint Moore Road
                    Suite 136
                    Boca Raton, Florida 33487
                    EIN: 65-0703836
               (c)  Investment and consulting services
               (d)  Not Applicable
               (e)  Not Applicable
               (f)  A Florida corporation

          2.   (a)  Michelle Tucker A/C/F Shayna Tucker
               (b)  902 Clint Moore Road
                    Suite 136
                    Boca Raton, Florida 33487
                    SSN: ###-##-####
               (c)  Businesswoman
               (d)  Not Applicable
               (e)  Not Applicable
               (f)  United States citizen

          3.   (a)  Michelle Tucker A/C/F Montana Tucker
               (b)  902 Clint Moore Road
                    Suite 136
                    Boca Raton, Florida 33487
                    SSN: ###-##-####
               (c)  Businesswoman
               (d)  Not Applicable
               (e)  Not Applicable
               (f)  United States citizen

          4.   (a)  Michelle Tucker
               (b)  902 Clint Moore Road
                    Suite 136
                    Boca Raton, Florida 33487
                    SSN: ###-##-####
               (c)  Businesswoman
               (d)  Not Applicable
               (e)  Not Applicable
               (f)  United States citizen

Item 3.  Source and Amount of Funds or Other Consideration

PURCHASER                AMOUNT PURCHASED         PURCHASED DATE      COST
SOURCE

Blue Lake Capital*        32,500 common stock     7/8/98            $25,000    PF
                         131,560 common stock     8/31/98             60,000    PF

Michelle Tucker A/C/F     12,000 common stock     6/24/98             12,000    PF
     Shayna Tucker         7,150 common stock     8/31/98             12,500    PF
Michelle Tucker A/C/F     12,000 common stock     6/24/98             12,000    PF
     Montana Tucker        7,150 common stock     8/31/98             12,500    PF
Michelle Tucker           26,000 common stock     6/24/98             26,000    PF
                          14,300 common stock     8/31/98             25,000    PF


Item 4.  Purpose of Transaction

     As to each of the custodial accounts: Long term growth
     As to those shares owned by Blue Lake Capital and Michelle
       Tucker: Speculative

Item 5.  Interest in Securities of the Issuer

               As to Blue Lake Capital Corp.

     (a)  Number and Percentage of Shares of
          Common Stock Beneficially owned:

               164,060 shares
               .02%

     (b)  Sole Power to Vote or to Direct Vote:

               164,060 shares of common stock.  There is no shared voting power.

     (c)  See Item 3 above.

     (d)  Not Applicable

     (e) May 13, 1999

               As to Michelle Tucker A/C/F Shayna Tucker

     (a)  Number and Percentage of Shares of
          Common Stock Beneficially owned:

               19,150 shares
               .002%

     (b)  Sole Power to Vote or to Direct Vote:

               19,150 shares of common stock.  There is no shared voting power.

     (c)  See Item 3 above.

     (d)  Not Applicable

     (e) May 13, 1999

               As to Michelle Tucker A/C/F Montana Tucker

     (a)  Number and Percentage of Shares of
          Common Stock Beneficially owned:

               19,150 shares
               .002%

     (b)  Sole Power to Vote or to Direct Vote:

               19,150 shares of common stock.  There is no shared voting power.

     (c)  See Item 3 above.

     (d)  Not Applicable

     (e) May 13, 1999

               As to Michelle Tucker

     (a)  Number and Percentage of Shares of
          Common Stock Beneficially owned:

               40,300 shares
               .005%

     (b)  Sole Power to Vote or to Direct Vote:

               40,300 shares of common stock.  There is no shared voting power.

     (c)  See Item 3 above.

     (d)  Not Applicable

     (e) May 13, 1999

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7.  Material to be Filed as Exhibits

     None.




                                   Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 3, 1999                           /s/ Michelle Tucker
                                             -----------------------------------
                                             Michelle Tucker A/C/F
                                                Shayna Tucker

                                             /s/ Michelle Tucker
                                             -----------------------------------
                                             Michelle Tucker A/C/F
                                                Montana Tucker

                                             /s/ Michelle Tucker
                                             -----------------------------------
                                             Michelle Tucker

                                             /s/ Michelle Tucker
                                             -----------------------------------
                                             Michelle Tucker, President
                                             Blue Lake Capital Corp.